EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction in which Incorporated

12 Japan Limited	Tokyo, Japan
12 Europe A.G.	Zurich, Switzerland
12 Hong Kong Limited	Hong Kong
12 Retail Corporation	Arizona, USA

Other subsidiaries of the Registrant have been omitted from this listing since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.